

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 15, 2021

Kevin Callahan
President
Fairway Capital Management, LLC
10 South Wacker Drive, Suite 1050
Chicago, IL 60606


Re: Fairway Private Equity Venture Capital Fund (the "Fund")
            <u>File Nos. 811-23728; 333-258860</u>


Dear Mr. Callahan:

We have reviewed the registration statement on Form N-2 filed August 16, 2021, with the Commission on behalf of the Fund (the "Registration Statement") with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.


General


1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. We also note you have filed exemptive applications on behalf of the Fund. The applications relate to the Fund's ability to offer an additional share class and accompanying Distribution and Service Plan and to engage in certain Co-Investments. Please let us know in the response letter if the Fund intends to request any additional exemptive or no-action relief. In addition, please update us on the status of your exemptive applications during the course of our review.

3. We note the terms Private Equity and Venture Capital precede the word Fund in your name. In our view, the use of these terms is confusing and potentially misleading because the terms Private Equity and Venture Capital connote specific types of unregistered investment funds, which a registered fund is not regardless of whether it provides access to private equity or venture capital funds. Please revise your name to avoid the potential for investor confusion.

Prospectus

<u>Cover</u>

4. In the second paragraph, the disclosure states "The Fund will seek to allocate investments across a diversified mix of Portfolio Funds… ." As the Fund is a non-diversified investment company under the 1940 Act, please delete or replace the term "diversified" here and throughout the Registration Statement to avoid confusion (in particular, please revise the first paragraph on page 13 accordingly).

<u>Summary</u>

5. On page 1, in the first paragraph of *Investment Objective and Strategies*, the disclosure states that included in the Fund's 80% test is "(i) primary and secondary investments in private equity, venture capital and *other private asset funds* [emphasis added]." Please disclose what "other private asset funds" are. As the Fund will invest "at least 80% of its net assets…in private equity and venture capital investments," please indicate the basis on which these other (non-private equity/venture capital) funds are included in the 80% test.

    In addition, the Fund's name and 80% test differentiate investments in private equity from those in venture capital. However, on page 12, in *Private Equity Market Overview*, the disclosure states "Private equity investments can be broken down generally into three financing stages: venture capital, buyout and special situations." Please address this inconsistency.

6. In the same paragraph on page 1, the disclosure further states that "indirect investments in private operating companies" are included in the Fund's 80% test. Please disclose here what "indirect investments" refers to and the types of investment vehicles and strategies the Fund uses to make these investments. If these strategies include derivatives, please confirm to us these securities will be valued at market and not notional value for purposes of the Fund's 80% test.

7. On page 1, in the second paragraph of *Investment Objective and Strategies*, the disclosure states the Fund will seek to invest in "venture capital, buyout, special situations, credit" as well as other private asset funds. Please disclose here in plain English a brief description of what each of these investments are.

8. The disclosure in the following sentence of this paragraph states "Although the Fund will focus its investments in North America, the Fund may make investments outside of the United States". This disclosure is inconsistent with references throughout the Registration Statement implying significant international investment. For example, on page 14, in *Due Diligence and Selection of Investments, Deal Sourcing*, there is reference to a "global network of relationships" that enable the Fund to "access attractive opportunities in local markets around the world." Additionally, the Fund's principal risk factors include currency, Eurozone and Brexit risks, as well as those associated with

investment in less-developed markets. Please revise the disclosure throughout the Registration Statement to address this inconsistency.

9. On page 1, at the end of the penultimate paragraph in *Investment Objective and Strategies*, the disclosure references the Fund's access to many "top tier" Portfolio Fund and Co-Investment opportunities. Please preface the term "top-tier" to indicate that quality is based on the Adviser's belief or otherwise qualify the term in a similar manner. The following paragraph references potential exemptive relief from Section 17 of the 1940 Act. Please disclose here there is no guarantee this relief would be granted.

10. On page 2, the section *Risk Factors* includes only cross-references to the later sections disclosing detailed risks of investing in the Fund. Please also disclose here an abbreviated version of the Fund's most significant risks.

11. Please include a statement on page 2 under *Fees and Expenses* that the fees paid to the Adviser are in addition to fees paid at the Portfolio Fund level. In addition, revise to briefly describe the types of fees typically paid at the Portfolio Fund level.

12. On page 2, in *Fees and Expenses, Incentive Fee*, please explain in plain English what the Loss Recovery Account is. In doing so, please clarify how it relates to the determination of the Incentive Fee. Please also consider providing examples of how the Incentive Fee and Loss Recovery Account work in various scenarios. In addition, please explain to us how the Incentive Fee complies with section 205(a)(1) of the Advisers Act.

Summary of Fund Expenses

13. In the Summary of Fund Expenses table, please include a line item for "Interest Payments on Borrowed Funds".

14. Please also remove "after Acquired Fund Fees" from the last line of the table.

15. Please confirm your expense example only reflects reductions associated with the Expense Limitation Agreement during that agreement's initial term.

Use of Proceeds

16. On page 10, the disclosure states "The proceeds from the sale of Shares of the Fund…will be invested by the Fund…as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments." Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and strategies. To the extent the Private Funds you intend to target do not accept investments unless you have a certain level of capital to deploy, please ensure your strategy and risk disclosure address the limitations you may operate under initially given your size.

17. The disclosure in this section also indicates that Share proceeds, in addition to Fund investments, may be used for placement fees and the Fund's fees and expenses, including offering expenses. Please disclose the approximate amount of the Share proceeds intended to be used for each purpose.

Investment Objective and Strategies

18. On page 10, in *Investment Objective*, the disclosure states "The investment objective of the Fund…may be changed by the Board without the vote of the Fund's outstanding Shares." If the Fund will provide Shareholders notice of a change in its investment objective, please disclose so.

19. Please advise whether the Fund will invest in Portfolio Funds for the purposes of gaining exposure to one or more crypto-currencies.

20. We note your statement that the "Adviser's experienced investment team has a long history …" however this statement does not inform investors about the length or depth of the Adviser's experience. Please consider providing a brief factual background discussion of the Adviser's capabilities – including how long it has managed similar strategies, the amount of money it currently advises with a similar strategy, and the depth and experience of its team with the strategy and managing closed-end funds.

Private Equity Market Overview

21. It is unclear if this section is describing the investments of the Fund in greater detail, or just a general description of private equity investments (*e.g.*, the bottom of page 12, in *Special Situations/Other Private Assets*, is the only specific reference to the Fund, stating "the Fund's special situations investments"). Please revise to disclose the Fund's principal investments.

22. On page 11, in *Investment Types, Primary Investments*, the disclosure states "Primary investments are interests or investments in newly established *private markets funds* [emphasis added]." Please describe in the disclosure what "private market funds" are. If these funds are the same as "private equity funds", as referenced in *Secondary Investments*, please revise for consistency.

Investment Process Overview

23. The reference to "the initial investment period" on page 13 is unclear. Please clarify.

24. On page 13, in *Portfolio Construction*, the "Investment Type" chart attributes 10-30% of the Fund's portfolio to "Co-Investments". Is this amount representative of the Fund's investments prior to receiving the relevant exemptive relief? Please clarify in the disclosure as appropriate.

25. Immediately following, in the "Subclass" chart, within the "Venture Capital" category, there are separate categories for "Seed/Early-Stage" and "Growth Equity/Later-Stage" companies. Please include the amounts allocated to each of these subcategories in the chart. Additionally, if possible, please disclose in this section if the investments indicated in the charts are made by the Fund directly, or through Portfolio Funds.

26. Within the Prospectus, please disclose the proposed number of investments in the Fund's portfolio.

General Risks

27. In general, please review the order in which the risks are presented to prioritize those that are most likely to adversely affect the Fund's net asset value, yield and total return.

28. On page 16, the risk disclosure in *Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares* is lengthy. Please break this disclosure up to include a separate section for the risks associated with Share repurchases.

29. On page 17, please consider if the disclosure in *Payment In-Kind For Repurchased Shares* is risk disclosure, or if it should be disclosed in a more appropriate location in the Prospectus. Please similarly consider the disclosure in *Legal, Tax and Regulatory Risks* concerning Rule 18f-4 and in *Reporting Requirements* on page 20.

Investment Related Risks

30. On page 25, in *Concentration of Investments*, the disclosure states "There are no limitations imposed by the Adviser as to the amount of Fund assets that may be invested…indirectly in any single industry." The disclosure further states "a Portfolio Fund's investment portfolio may consist of a limited number of companies and may be concentrated in a particular industry area or group." Please note that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying funds when determining compliance with its concentration policies.

31. On page 26, *Nature of Portfolio Companies* contains the only disclosure describing the risks associated with the Fund's investments, and it is six lines. Please expand this disclosure to describe more fully the risks of each of the Fund's principal investments. Consider separating the disclosure for each investment type with distinct headings. In particular, please expand on the risks associated with investment in early-stage Portfolio Companies.

32. The disclosure on page 26 indicates the risks associated with high yield or "junk" bonds and distressed debt, and mezzanine bonds. Please disclose these investments in the strategy section of the Prospectus.

Limits of Risk Disclosure

33. Please rename the caption "Limits of Risk Disclosure" and revise the statement that your risk disclosures "are not intended to be, a complete enumeration or explanation …" as these statements imply your disclosure may be materially incomplete.

Management Fee

34. On page 37, the disclosure states "the Adviser may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so." Please confirm to us the Adviser may not recoup these reimbursements. The disclosure also states in the following line "A portion of the Management Fee may be paid to brokers or dealers that assist in the distribution of Shares." Please explain to us the nature and purpose of this payment. Is it voluntary or contractual, and may the Adviser recoup these payments? Please also inform us if the need for this payment will cease when the Fund receives the appropriate exemptive relief for its Distribution and Service Plan.

Fund Expenses

35. The disclosure on page 41 indicates the Adviser may be entitled to receive certain fees in connection with the Fund's investments, but such fees "shall be for the benefit of the Fund." Please clarify how the Fund benefits from the Adviser's receipt of such fees and explain why the Adviser, and not the Fund, would be entitled to them.

Conflicts of Interest

36. Please remove the statement on page 42 that "each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest."

Repurchases of Shares

37. On page 45, in *Procedures for Repurchase of Shares*, the disclosure in the second bullet indicates that if the Fund issues a debt obligation it "is *expected* to contain terms providing payment on or before the thirtieth day after the Tender Valuation Date… ." Please confirm the payment period will be consistent with the prompt payment provisions of Rules 14e-1(c) and 13e-4(f)(5) under the Exchange Act.

Calculation of Net Asset Value; Valuation

38. On page 47, the disclosure states that for securities not publicly-traded, the Valuation Committee "in determining the fair values of these investments…will typically apply widely recognized market and income valuation methodologies." Please disclose specifically how the Committee will value pre-revenue Portfolio Companies.

39. We note your expectation to allocate 10% to 30% of Fund assets to Co-Investments. Please tell us the types of co-investments you anticipate making and address in greater detail the information and capabilities available to reliably value such positions.

Additional Information

40. On page 60, in *Subsidiaries*, the disclosure states "The Fund may make investments through wholly-owned subsidiaries," and "Each investment adviser to any such foreign subsidiary will comply with Section 15 of the 1940 Act with respect to advisory contract approval… ." Regarding the Fund's subsidies, please address the following:

- Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each subsidiary.

- Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and a subsidiary's investment advisory agreements may be combined.

- Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

- Disclose any of a subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and a subsidiary.

- Explain in correspondence whether the financial statements of a subsidiary will be consolidated with those of the Fund. If not, please explain why not.

- Confirm in correspondence that: (1) a subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees" and a subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table; and (2) a subsidiary and its board of directors will agree to inspection by the staff of a subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

- Confirm a subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

<u>Summary of the Agreement and Declaration of Trust</u>

41. The Fund's Agreement and Declaration of Trust, in Article VIII, Section 8.9, *Derivative Actions*, sets forth the conditions a Shareholder must meet to bring a derivative action on behalf of the Trust. Please disclose these conditions in plain English in this section (page 60).

42. In addition, regarding provision 8.9(b), requiring Shareholders collectively holding at least 10% to join the request for an action, and provisions 8.9(c) and 8.9(d), each requiring Shareholder reimbursement of the Fund for the expense of any advisors the Board hires relating to a Shareholder demand in the event that the Board determines not to bring an action, please address the following:

    a. Please revise these provisions in the Agreement and Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws.

    b. Immediately following disclosure of these provisions in this section, please disclose that these provisions do not apply to claims arising under the federal securities laws.

Statement of Additional Information

43. On page 2, in the second paragraph of *Additional Information on Investment Techniques of the Fund and the Related Risks*, the disclosure states "Any decision to invest in the Fund should take into account (i) the possibility that the Portfolio Funds may make virtually any kind of investment, (ii) *that the Fund has similarly broad latitude in the kinds of investments it may make* (subject to the fundamental policies described above)… [emphasis added]… ." Please revise the disclosure in (ii) as it is misleading. As indicated in the section *Special Risks Pertaining to Investments in Portfolio Funds*, beginning on page 30 of the Prospectus, there are significant differences between registered and non-registered funds. These differences impact the type and amounts of investments the Fund may make and how it conducts its operations.

* * * * * * * *

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

/x/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: Nathan D. Somogie, Ropes & Gray LLP
    Jay Williamson, Securities and Exchange Commission